

12014299

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2011_____ AND ENDING_____12/31/2011_____

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EMCOR SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, SUITE 8A

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAOLO G CUGNASCA   212-983-1910

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & COMPANY, P.C.

(Name – if individual, state last, first, middle name)

521 FIRST AVE, SUITE 2100	NEW YORK	NY	10175
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____PAOLO G CUGNASCA_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____EMCOR SECURITIES, INC._____ , as

of _____DECEMBER 31_____ , 20 11 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

ANNE M. LEGIO
Notary Public - State of New York
No. 01LE6127350
Qualified in Westchester County
My Commission Expires May 23, 20 / 3

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emcor Securities Inc.

REPORT PURSUANT TO RULE 17A-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Emcor Securities Inc.
Table of Contents
For the Year Ended December 31, 2011

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

521 FIFTH AVENUE, NEW YORK, NEW YORK 10175

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Auditor's Report

Board of Directors
Emcor Securities Inc.
New York, NY

We have audited the accompanying statement of financial condition of Emcor Securities Inc. (the Company) as of December 31, 2011, and the related statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules on pages 14 through 17 are required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under CEAct and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Buck, Sturmer & Co., P.C.
New York, New York

February 27, 2012

- 3 -

Financial Statements

Emcor Securities Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	728,061
Accounts receivables, net of allowance for doubtful accounts of $5,000		223,886
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation $181,377		12,721
Investment in non-marketable securities		25,245
Prepaid expenses and other current assets		56,198
Security deposits		98,458
Total Assets	**$**	**1,144,569**

Liabilities and Stockholders' Equity

Liabilities

Accrued expenses and other liabilities	$	227,685
Deferred revenue		5,208
Deferred lease liability		2,776
		235,669

Commitments

Subordinated borrowings	500,000
Accrued interest - subordinated borrowings	135,000
	635,000

Stockholders' Equity

Common stock, $0.50 par value, authorized 50,000 shares, 7,722.5 issued and 7,607 shares outstanding	3,861
Additional paid-in capital	282,219
Retained earnings	284,355
Accumulated other comprehensive income (loss)	(289,899)
	280,536
Treasury stock, 115.5 shares, at cost	(6,636)
Total Stockholders' Equity	273,900

Total Liabilities and Stockholders' Equity	**$**	**1,144,569**

Emcor Securities Inc.
Statement of Income and Comprehensive Income
For the Year Ended December 31, 2011

Revenue	
Consulting fees	$ 1,732,994
Management fees	578,762
Referral fees	351,130
Reimbursed Expenses	39,513
Interest Income	1,663
Total revenue	2,704,062
Expenses	
Salary Related expenses	1,081,688
Advisory Fees	641,855
Rent	178,744
Professional fees	175,651
Travel expense	106,998
Insurance	78,854
Interest expense	47,603
Telecommunications	38,278
Defined benefit plan	(16,962)
Other Expenses	247,378
Total expenses	2,580,087
Income before provision for income taxes	**123,975**
Provision for income taxes	13,054
Net income	**110,921**
Other comprehensive income (loss)	
Amount of net loss recognized in other comprehensive income from defined benefit plan	(201,027)
Comprehensive income (loss)	**$ (90,106)**

Emcor Securities Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
Balance at January 1, 2011	7,722.5	$ 3,861	$ 282,219	$ 173,434	$ (88,872)	115.5	$ (6,636.00)	**$ 364,006**
Comprehensive income:								
Net Income	-	-	-	110,921	-	-	-	**110,921**
Amount of loss recognized from defined benefit plan	-	-	-	-	(201,027)	-	-	**(201,027)**
Balance at December 31, 2011	7,722.5	$ 3,861	$ 282,219	$ 284,355	$ (289,899)	115.5	$ (6,636)	**$ 273,900**

Emcor Securities Inc.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2011

Balance at January 1, 2011	$	**590,000**
Increase		45,000
Decrease		-
Balance at December 31, 2011	$	**635,000**

Emcor Securities Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:

Comprehensive income (loss)	$	(90,106)
Adjustments to reconcile net income (loss) to cash		
provided by operating activities:		
Depreciation		3,471
(Increase) decrease in operating assets		
Accounts receivable		322,692
Prepaid expenses and other current assets		130,043
Security deposits		(37)
Increase (decrease) in operating liabilities		
Accrued expenses and other liabilities		(19,948)
Deferred revenue		(5,208)
Deferred lease liability		(2,507)
Subordinated debt interest		45,000
Net cash provided by operating activities		383,400

Cash flows from investing activities:

Purchase of equipment		(7,933)
Net cash used in investing activities		(7,933)

Net increase in cash and cash equivalents		375,467
Cash and cash equivalents - beginning the year		352,594
Cash and cash equivalents - end of the year	$	728,061

Supplemental disclosures of cash flow information:

Income taxes paid	$	13,131
Interest paid	$	2,603

1 Organization

Emcor Securities, Inc. (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

2 Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts to be considered cash equivalents.

Depreciation

Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the life of the lease.

Revenue Recognition

The company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Other Comprehensive Income

The Company complies with provisions of FASB ASC 220, *Comprehensive Income* , which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available for sale, foreign currency translation adjustments and minimum pension liability adjustments. As of December 31, 2011, accumulated other comprehensive income/loss represents the cumulative defined benefit plan pension liability adjustments.

Income Taxes

The Company uses the liability method to account for income taxes, in accordance with current standard FASB ASC 740, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions. At December 31, 2011, substantially all of the Company's cash was on deposit at one major bank, of which $250,000 was federally insured.

3 Investments

The Company has an investment in a foreign corporation, which is reflected at cost.

4 Income Taxes

The Company records a provision for its current income taxes as the Company is subject to Federal, New York State and City income taxes.

5 Subordinated Debt

On December 30, 2005, the Stockholders loaned the Company $500,000 which bears interest at 9% per annum and matures on December 31, 2013. The remaining principal and interest is to be paid in full at maturity.

The payment of principal and interest are subordinate to all claims of all other present and future creditors of the Company.

6 Property and Equipment

Office Equipment	$ 5,736
Computer & Communication Equip.	128,659
Furniture & Fixtures	54,890
Leasehold Improvements	4,812
	194,097
Less: accumulated depreciation	(181,376)
	$ 12,721

7 Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC regulation 1.17 of the Commodity Exchange Act, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had a net capital of $487,667, which was $442,667 in excess of its required net capital of $45,000 and its ratio of aggregate indebtedness to net capital was 0.48 to 1.0.

8 Commitments

In December 2007, the Company entered into a five-year lease for office space in a Manhattan building. Rent under the terms of the lease was $172,202 for 2011 plus the Company's proportionate share of real estate taxes and operating expenses as defined in the lease. As a condition of the lease, the Company delivered to the landlord an irrevocable standby letter of credit that is renewed annually.

9 Defined Benefit Plan

The Company has frozen the plans benefit accrual. However, the funding status of the plan's benefits, earned prior to being frozen, are adjusted annually. The primary objective for the investments of the Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by investing the Plan's assets in a diversified portfolio consisting of an array of asset classes within the target asset allocation ranges outlined in the table below:

Domestic Equity Securities	40 - 80%
Foreign Equity Securities	10 - 30%
Debt Securities	10 - 40%
Real Estate	0 - 15%
Hedge Funds	0 - 15%
Cash	0 - 20%

The Plan owns 5,656.5 shares (approximately 74%) of the Company's outstanding stock.

The goal of the investment manager is to meet or exceed the actuarial return assumptions of 6% p.a. over time while managing the portfolio's liquidity to match the expected pay-out schedule for retiring employees. No attempt is being made at "market-timing" or to sell securities short as a hedge. Call options can be sold as long as there is a long position of the same stock in the portfolio ("covered calls"). The investment manager will attempt to mitigate portfolio volatility by broadly diversifying the investments among various sectors of an asset category.

The following tables provide further information about the plan as of December 31, 2011:

	2011
Funded Status	
Fair value of plan assets	$ 1,566,059
Benefit obligation	(1,624,605)
Funded status: underfunded	$ (58,546)
Employer contributions	$ -
Participant contributions	$ -
Benefits paid	$ -

9 Defined Benefit Plan - Continued

	2011
Amounts recognized in the statement of financial position consist of:	
Noncurrent assets	$ -
Current liabilities	-
Noncurrent liabilities	58,546
	$ 58,546
Amounts recognized in accumulated other comprehensive income consist of:	
Net gain (loss)	$ (289,899)
Prior service credit (cost)	-
	$ (289,899)

The accumulated benefit obligation was $1,624,605 at December 31, 2011.

Net periodic benefit (cost)/income and other amounts recognized in other comprehensive income

Net periodic benefit after curtailments	$ 16,962
Total amount of net loss recognized in other comprehensive income	$ (201,027)

Assumptions:

The assumptions used in the measurement of the company's benefit obligation at December 31, 2011:

Discount rate	4.25%
Rate of compensation increase	5.00%
Long-term rate of return	6.00%

10 Defined Contribution Plan

The Company has a 401(k) profit sharing plan for the benefit of its eligible employees. Participants may elect to contribute, on a tax deferred basis, a portion of their compensation. The Company's contribution to the plan for the year ended December 31, 2011 is $43,232.

11 Concentrations

The Company had revenue from 5 major customers that represented approximately 75% of total revenues for the year ended December 31, 2011.

12 Accounting for Uncertain Tax Positions

The Company files income tax returns in the U.S. federal and state/local jurisdictions which are generally subject to examination by taxing authorities for a period of three years from the date they are filed. The Company is no longer subject to examinations for years before 2008. There is no current examination or adjustment proposed by the Internal Revenue Service or any other jurisdiction.

There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

13 Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the date which the financial statements were available to be issued.

Supplemental Schedules

Emcor Securities Inc.
Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
December 31, 2011

Total stockholders' equity		$ 273,900
Subordinated liabilities:		635,000
Total stockholders' equity and allowable subordinated liabilities		908,900
Deductions and/or charges:		
Fidelity bond		4,600
Non-allowable assets:		
Non-allowable cash	$ 124	
Accounts receivables, net	223,886	
Fixed assets, net	12,721	
Investment in non-marketable securities	25,245	
Prepaid expenses and other current assets	56,199	
Security deposits	98,458	
Total non-allowable assets:		416,633
Net capital before haircuts		487,667
Haircuts on securities and money market accounts		-
Undue concentration		-
Net capital		$ 487,667

Computation of basic net capital requirements

Minimum net capital required (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		$ 45,000
Excess net capital		$ 442,667
Excess net capital at 1,000%		$ 464,100

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition:		$ 235,669
Ratio: Aggregate indebtedness to net capital		0.48 to 1

Emcor Securities Inc.
Schedule of Reconciliation of Net Capital per FOCUS Report with Audit Report
December 31, 2011

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	487,667
Adjustments		-
Net capital, per audit report	$	487,667

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

521 FIFTH AVENUE, NEW YORK, NEW YORK 10175

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

(212) 697-7333

FAX (212) 986-1201 .

cpa@bucksturmer.com

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

**Independent Auditor's Report on Internal Control Required by
SEC Rule 17a-5 and CFTC Regulation 1.16**

Board of Directors
Emcor Securities Inc.
New York, NY.

In planning and performing our audit of the financial statements of Emcor Securities Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c13-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

Buck, Sturmer & Co., P.C.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer & Co., P.C.

Buck, Sturmer & Co., P.C.
New York, New York

February 27, 2012

Emcor Securities, Inc.

Independent Accountants' Report on
Applying Agree-Upon Procedures on
SIPC Assessment Reconciliation Required by
Rule 17a-5(e)(4) of the Securities and Exchange Commission

December 31, 2011

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

521 FIFTH AVENUE, NEW YORK, NEW YORK 10175

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Accountants' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

To the Board of Directors
Emcor Securities, Inc.
400 Madison Avenue, Suite 8A
New York, NY 10017

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Emcor Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and U.S. Commodity Futures Trading Commission, solely to assist you and the other specified parties in evaluating Emcor Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Emcor Securities, Inc.'s management is responsible for Emcor Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including actual checks issued, bank records and cash disbursements journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including contracts and general ledger noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5.   There was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer & Co., P.C.
Buck, Sturmer & Co., P.C.

February 27, 2012

Emcor Securities, Inc.
Schedule of SIPC Assessments and Payments
For the Year Ended December 31, 2011

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,704,063
Deductions:	
Reimbursed expenses	39,513
SIPC Net Operating Revenues	$ 2,664,550
General Assessment @ .0025	$ 6,661
Less: Payments	
July 28, 2011	4,575
Assessment balance due	$ 2,086